1345 AVENUE OF THE AMERICAS, 11th FLOOR NEW YORK, NEW YORK 10105 TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889 www.egsllp.com

VIA EDGAR

March 10, 2014

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3010

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	Dipexium Pharmaceuticals, LLC
Amendment No. 2 to Registration Statement on Form S-l
Filed March 6, 2014
File No. 333-193780

Dear Mr. Riedler:

On behalf of Dipexium Pharmaceuticals, LLC, a Delaware limited liability company (the “Company”), we hereby submit for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the Company’s response to a comment letter received from the Staff on March 10, 2014 relating to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (“Amendment No. 2”) filed with the Commission via EDGAR on March 6, 2014.  For the Staff’s convenience, the Staff’s comment is listed below in bold-faced type followed by the Company’s response.

Financial Statements

Notes to Financial Statements

Note 14 — Subsequent Events, page F-15

1.                                      Please revise Note 14 to disclose subsequent events through the date the financial statements are issued.  Refer to ASC 855-10-25-1A.

Further to our discussions with the Staff, the Company confirms that, other than as disclosed on page F-15, there have been no other reportable subsequent events since February 5, 2014, the date that the financial statements included in Amendment No. 2 were issued.

In addition, in accordance with the Staff’s comment and our discussions with the Staff, we undertake to revise the final paragraph on page F-15 of the final prospectus to be filed pursuant to Commission Rule 424(b) as follows: “The Company has evaluated subsequent events through the date the financial statements were issued.”

* * * *

We thank the Staff in advance for its consideration of the foregoing response.  Should you have any questions concerning the foregoing responses, please contact me at (212) 370-1300.

Sincerely,

/s/ Lawrence A. Rosenbloom

Lawrence A. Rosenbloom

cc:	Dipexium Pharmaceuticals, LLC
Ivan K. Blumenthal, Esq.